April 20, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Ron Alper

Re:	Eloxx Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-224207

Acceleration Request

Requested Date:    Friday, April 20, 2018

Requested Time:    4:30 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-224207) (the “Registration Statement”), to become effective on April 20, 2018, at 4:30 P.M. Eastern Daylight Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Miguel Vega of Cooley LLP, counsel to the Registrant, at (617) 937-2319, or in his absence, Barbara Bispham at (212) 479-6727.

[Signature page follows]

Very truly yours, Eloxx Pharmaceuticals, Inc.

By:	/s/ Gregory Weaver
Gregory Weaver Chief Financial Officer

cc:	Robert E. Ward, Eloxx Pharmaceuticals, Inc.

Miguel Vega, Cooley LLP

Barbara Bispham, Cooley LLP